Exhibit 1.9

ANACONDA MINING RESPONDS TO MARITIME’S

UNIT OFFERING

TORONTO, ON — June 28, 2018 — Anaconda Mining Inc. (“Anaconda” or the “Company”) — (TSX:ANX)(OTCQX: ANXGF) announces today that it opposes the proposed private placement of Maritime Resources Corp. (TSX-V:MAE) (“Maritime”), which has now been increased to $1,500,000, through the issuance of a combination of units at a price of $0.10 per unit and flow-through units at a price of $0.12 per flow-through unit, as announced on June 22, 2018 (the “Private Placement”). Anaconda also wishes to clarify certain misrepresentations made by Maritime’s management and board of directors concerning the data room information made available.

Maritime Private Placement

Anaconda continues to believe the Private Placement is a defensive tactic by Maritime’s management and board of directors to thwart Anaconda’s premium take-over bid (the “Offer”) to acquire all the issued and outstanding common shares of Maritime (“Maritime Shares”) in exchange for consideration of 0.390 of a common share of Anaconda for each Maritime Share (the “Offer Consideration”).  To date Maritime has failed to engage in a constructive dialogue with Anaconda and has provided no fundamental reason to repudiate Anaconda’s Offer.

The completion of the highly dilutive Private Placement may compel Anaconda to withdraw or revise the Offer. The Company’s Offer was based on the Maritime market capitalization and the Maritime Shares issued and outstanding as of the date of the Offer, and the resultant inflated share structure will cause Anaconda to reconsider the terms of the Offer.

The proposed Private Placement will have a substantial dilutive effect on the Maritime shareholders, and based on Maritime’s own Information Circular filed on SEDAR on June 22, 2018, Maritime will need to raise additional funds within four months. Therefore, existing Maritime shareholders will incur dilution of over 23%, including warrants, of the current issued and outstanding Maritime Shares (on a partially diluted basis) from this Private Placement, and will presumably be diluted again in four months by an additional offering. It is probable, in the absence of Anaconda’s Offer, that any subsequent offering by Maritime will be executed at terms below current market levels. Maritime shareholders should be aware that, based on Maritime management’s recent track record, almost half of funds raised have been consumed by corporate general and administrative expenses.

Anaconda is committed to serving the best interests of its shareholders, employees, service providers and business partners.  Accordingly, we will revisit the terms and conditions of our Offer in light of the proposed Private Placement by Maritime’s management and board of directors.

Data Room

Anaconda also wishes to correct the misrepresentation by Maritime’s management and board of directors that the data room provided by Anaconda for the purposes of due diligence was mostly public information and was incomplete. Anaconda has provided a detailed data room of both public and non-public information. The data room contains a significant amount of non-public information including detailed financial models and budgets, month-end reporting information for the Company’s operations, mine and operating plans, Whittle Pit optimization data, block models and drill hole databases for all material deposits, and evidence of all key permits, including in-pit tailings deposition approvals.

In addition, on numerous occasions since the data room was opened, the Company has reached out to Maritime’s management and financial advisor to review the contents of the data room and address any questions. Maritime’s management and its financial advisor have declined the invitation to do so.

As Maritime management has not made any effort to interact with Anaconda regarding due diligence matters or follow-up on supposed missing information, it is highly unlikely that Maritime management has undertaken appropriate due diligence to assess the merits of the Offer to make an informed recommendation to Maritime shareholders.  Maritime management would rather proceed with a below-market Private Placement and remain entrenched, as opposed to meaningfully engaging in a transaction which is accretive to its shareholders.

NOTICE TO MARITIME SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in, or incorporated by reference into, the Offer to Purchase and Circular of Anaconda to Maritime shareholders filed on SEDAR at www.sedar.com on April 13, 2018, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Anaconda is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Anaconda may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

The Offer will not be made in, nor will deposits of securities be accepted from a person in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

ABOUT ANACONDA MINING INC.

Anaconda is a TSX-listed gold mining, development, and exploration company, focused in the prospective Atlantic Canadian jurisdictions of Newfoundland and Nova Scotia. The Company operates the Point Rousse Project located in the Baie Verte Mining District in Newfoundland, comprised of the Stog’er Tight Mine, the Pine Cove open pit mine, the Argyle Mineral Resource, the fully-permitted Pine Cove Mill and tailings facility, and approximately 5,800 hectares of prospective gold-bearing property. Anaconda is also developing the Goldboro Project in Nova Scotia, a high-grade Mineral Resource, with the potential to leverage existing infrastructure at the Company’s Point Rousse Project.

The Company also has a pipeline of organic growth opportunities, including the Great Northern Project on the Northern Peninsula of Newfoundland and the Tilt Cove Property on the Baie Verte Peninsula, also in Newfoundland.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, the Offer and the completion of the Offer and related transactions. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Anaconda to be materially different from those expressed or implied by such forward-looking information, including risks associated with the exploration, development and mining such as economic factors as they effect exploration, future commodity prices, changes in foreign exchange and interest rates, actual results of current production, development and exploration activities, government regulation, political or economic developments, environmental risks, permitting timelines, capital expenditures, operating or technical difficulties in connection with development activities, employee relations, the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of resources, contests over title to properties, and changes in project parameters as plans continue to be refined as well as those risk factors discussed in the Offer to Purchase and Circular and annual information form for the fiscal year ended

December 31, 2017, both available on www.sedar.com.  Although Anaconda has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Anaconda does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

FOR ADDITIONAL INFORMATION CONTACT:

Anaconda Mining Inc.	Anaconda Mining Inc.
Dustin Angelo	Lynn Hammond
President and CEO	VP Public Relations
(647) 260-1248	(709) 330-1260
dangelo@anacondamining.com	Lhammond@anacondamining.com
www.AnacondaMining.com
Reseau ProMarket Inc.
Dany Cenac Robert
Investor Relations
(514) 722-2276 x456
Dany.Cenac-Robert@ReseauProMarket.com